July 29, 2014

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)

On behalf of the following series and class: T. Rowe Price International Concentrated Equity Fund and T. Rowe Price International Concentrated Equity Fund – Advisor Class

File Nos.: 002-65539 / 811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments received on July 16, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on June 3, 2014, to add the new T. Rowe Price International Concentrated Equity Fund (the “Fund”) and its Advisor Class to the above referenced Registrant. Your and our responses are set forth below.

Comment:

If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response:

The Fund does not anticipate investing in other investment companies. As a result, we do not expect acquired fund fees and expenses to exceed 0.01% of the Fund’s average net assets.

Comment:

The principal investment strategies state that the Fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in stocks of non-U.S. companies. You should disclose how the Fund defines non-U.S. companies.

Response:

Under “Investment Policies and Procedures” in section 3 of the prospectus, we intend to add the following disclosure:

For purposes of determining whether the fund invests at least 80% of its net assets in stocks of non-U.S. companies, the fund uses the country assigned to a security by MSCI Barra or another unaffiliated third party data provider.

Comment:

The principal investment strategies state that the Fund may purchase the stocks of companies of any size. You should add the risks of investing in small- and mid-cap stocks to the Fund’s principal risks.

Response:

We will add the following “Small- and mid-cap stock risk” disclosure to the Fund’s principal risks:

Because the fund may invest in companies of any size, its share price could be more volatile than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

Comment:

Under “Tax Information” in section 1, consider adding disclosure stating that distributions from tax-deferred accounts may be taxable upon withdrawal.

Response:

We intend to revise the disclosure as follows:

Any dividends or capital gains are declared and paid annually, usually in December. Redemptions or exchanges of fund shares and distributions by the fund, whether or not you reinvest these amounts in additional fund shares, may be taxed as ordinary income or capital gains unless you invest through a tax-deferred account (although you may be taxed upon withdrawal from such account).

Comment:

Under “Related Performance Information” in section 3, you should add a statement that the performance reflects the prior performance of all portfolios that are substantially similar to the Fund.

Response:

This statement will be added to the footnote under the performance table.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.